UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   BENJAMIN, JAMES C.
   3600 S. Lake Drive
   St. Francis, WI  53235
   US
2. Issuer Name and Ticker or Trading Symbol
   HARNISCHFEGER INDUSTRIES, INC.
   HPH
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   OCTOBER, 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President/Controller
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
COMMON STOCK                 |--    |--  |--                |-- |--         |400                |I     |(1)                        |
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COMMON STOCK                 |--    |--  |--                |-- |--         |105                |I     |(2)                        |
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COMMON STOCK                 |(3)   |J   |3                 |A  |(3)        |886(3)             |I     |(3)                        |
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COMMON STOCK                 |7/9/96|A   |60(4)             |A  |$25.031    |                   |      |                           |
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COMMON STOCK                 |10/9/9|A   |54(4)             |A  |$27.938    |15,132             |I     |(4)                        |
                             |6     |    |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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
Empl. Stock Options (Rig|$37.88  |10/13|A   |6,000      |A  |4/13/|10/13|Common Stock|6,000  |--     |6,000       |D  |--          |
hts to Buy)(5)          |        |/96  |    |           |   |97-00|/06  |            |       |       |            |   |            |
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Empl. Stock Options (Rig|$31.25  |--   |--  |-- --      |A,D|4/9/9|10/9/|Common Stock|5,000  |--     |5,000       |D  |--          |
hts to Buy)(5)          |        |     |    |           |   |6-99 |05   |            |       |       |            |   |            |
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Empl. Stock Options (Rig|$26.50  |--   |--  |-- --      |A,D|4/3/9|10/3/|Common Stock|5,000  |--     |5,000       |D  |--          |
hts to Buy)(5)          |        |     |    |           |   |5-98 |04   |            |       |       |            |   |            |
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Empl. Stock Options (Rig|$19.63  |--   |--  |-- --      |A,D|4/4/9|10/4/|Common Stock|5,000  |--     |5,000       |D  |--          |
hts to Buy)(5)          |        |     |    |           |   |4-97 |03   |            |       |       |            |   |            |
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Empl. Stock Options (Rig|$17.25  |--   |--  |-- --      |A,D|4/5/9|10/5/|Common Stock|2,500  |--     |2,500       |D  |--          |
hts to Buy)(5)          |        |     |    |           |   |3-96 |02   |            |       |       |            |   |            |
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Empl. Stock Options (Rig|$19.25  |--   |--  |-- --      |A,D|4/7/9|10/7/|Common Stock|1,650  |--     |1,650       |D  |--          |
hts to Buy)(5)          |        |     |    |           |   |2-95 |01   |            |       |       |            |   |            |
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Empl. Stock Options (Rig|$14.38  |--   |--  |-- --      |A,D|4/1/9|10/1/|Common Stock|2,000  |--     |2,000       |D  |--          |
hts to Buy)(5)          |        |     |    |           |   |1-94 |00   |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Shares held by wife as custodian for three minor children under the UGMA.
(2) Held in trust pursuant to the
401(K) portion of the Harnischfeger Industries, Inc. ("HII") Employee Savings
Plan ("ESP").   The Plan is a unitized
plan and as a result each participant is allocated a certain number of units representing the participant's
proportionate share of the HII stock fund.   (3)  Held in trust pursuant to the
ESP.  The number reported represents
the units allocated to the participant's profit sharing account as of 10/31/96 at then current market prices. (4). Held in "rabbi" trust pursuant to the HII Executive Incentive Plan ("EIP"). Acquisition of shares under the Plan's automatic dividend reinvestment feature. (5) Options granted under the 1988 Incentive Stock Plan ("1988 Plan"). Options under the plan become exercisable in 25% increments at four 12 month intervals commencing 6 months from the date of grant and expire 10 years from the date of
grant.
SIGNATURE OF REPORTING PERSON
               /s/  James C. Benjamin
DATE
12/ 9/96